UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO/A

(RULE 14d-100)

Tender Offer Statement Pursuant to Section 14(d)(1) or 13(e)(1) of the Securities Exchange Act of 1934

(Amendment No. 3)

Jos. A. Bank Clothiers, Inc.

(Name of Subject Company)

Java Corp.

(Offeror)

The Men’s Wearhouse, Inc.

(Parent of Offeror)

(Names of Filing Persons)

COMMON STOCK, $0.01 PAR VALUE

(Including the Associated Preferred Share Purchase Rights)

(Title of Class of Securities)

480838101

(CUSIP Number of Class of Securities)

Jon W. Kimmins

Chief Financial Officer

The Men’s Wearhouse, Inc.

6380 Rogerdale Road

Houston, Texas 77072

(281) 776-7000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of Filing Persons)

Copies to:

Steven A. Seidman

Michael A. Schwartz

Laura L. Delanoy

Willkie Farr & Gallagher LLP

787 Seventh Avenue

New York, New York 10019

(212) 728-8000

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**
$1,609,332,540.00	$207,282.03

*

Estimated for purposes of calculating the filing fee only. This amount assumes the purchase of 27,988,392 shares of common stock of Jos. A. Bank Clothiers, Inc. (“JOSB”) issued and outstanding as of November 27, 2013 as set forth in JOSB’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission (the “SEC”) on December 5, 2013.

**	The amount of the filing fee is calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended, by multiplying the transaction valuation by .0001288.

☒

Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	$207,282.03	Filing Party:	The Men’s Wearhouse, Inc. Java Corp.
Form or Registration No.:	Schedule TO-T (File No. 005-55471)	Date Filed:	January 6, 2014

☐                                      Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒                                    third-party tender offer subject to Rule 14d-1.

☐                                      issuer tender offer subject to Rule 13e-4.

☐                                      going-private transaction subject to Rule 13e-3.

☐                                      amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer. ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐                                      Rule 13e-4(i) (Cross-Border Issuer Tender Offer)

☐                                      Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

This Amendment No. 3 to Schedule TO (this “Amendment”) is filed by The Men’s Wearhouse, Inc., a Texas corporation (“MW”), and Java Corp. (the “Purchaser”), a Delaware corporation and a wholly owned subsidiary of MW, and amends and supplements the Tender Offer Statement on Schedule TO filed with the Securities and Exchange Commission on January 6, 2014 (together with any amendments and supplements thereto, the “Schedule TO”) by MW and the Purchaser, relating to the offer by the Purchaser to purchase all outstanding shares of common stock, par value $0.01 per share (together with the associated preferred share purchase rights, the “Shares”), of Jos. A. Bank Clothiers, Inc., a Delaware corporation (“JOSB”), at $57.50 per Share, net to the seller in cash, without interest and less any required withholding taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated January 6, 2014 (together with any amendments and supplements thereto, the “Offer to Purchase”), and in the related Letter of Transmittal (together with any amendments and supplements thereto, the “Letter of Transmittal”, and which, together with the Offer to Purchase, collectively constitute the “Offer”).  This Amendment is being filed on behalf of MW and the Purchaser.

The information set forth in the Offer to Purchaser, including Schedule I thereto, is hereby incorporated by reference in answer to Items 1 through 9 and Item 11 of this Amendment, except as otherwise set forth below.  This Amendment should be read together with the Schedule TO.

Items 1 through 11.

The Offer to Purchase is hereby amended and supplemented as follows:

1.     The following paragraph is hereby added at the end of the paragraphs under the caption “Background of the Offer” in Section 11 “Background of the Offer; Other Transactions with JOSB.”

“On February 2, 2014, the JOSB Board sent and publicly disclosed a letter to MW in response to the MW letter dated January 30, 2014.”

2.              In Section 14 “Conditions of the Offer”, sub-section (i) is hereby amended and restated in its entirety to read as follows:

“(i)  there is threatened, instituted or pending any claim, action or proceeding by any government, governmental authority or agency or any other person, domestic, state, federal, foreign or supranational, (a) challenging or seeking to, or which is reasonably likely to, make illegal, delay or otherwise, directly or indirectly, restrain or prohibit the making of the Offer, the acceptance for payment of or payment for some or all of the Shares by us or any of our subsidiaries or affiliates or the consummation by us or any of our subsidiaries or affiliates of a merger or other similar business combination involving JOSB, (b) seeking to obtain material damages in connection with, or otherwise directly or indirectly relating to, the transactions contemplated by the Offer or any such merger or other similar business combination, (c) seeking to restrain or prohibit the exercise of our full rights of ownership or operation by us or any of our subsidiaries or affiliates of all or any portion of our business or assets or those of JOSB or any of our or JOSB’s respective subsidiaries or affiliates or to compel us or any of our subsidiaries or affiliates to dispose of or hold separate all or any portion of our business or assets or those of JOSB or any of our or JOSB’s respective subsidiaries or affiliates or seeking to impose any limitation on our or any of our subsidiaries’ or affiliates’ ability to conduct such businesses or own such assets, (d) seeking to impose or confirm limitations on our ability or that of any of our subsidiaries or affiliates effectively to retain and exercise full rights of ownership of the Shares, including the right to vote any Shares acquired or owned by us or any of our subsidiaries or affiliates on all matters properly presented to JOSB’s stockholders, (e) seeking to require divestiture or sale by us or any of our subsidiaries or affiliates of any Shares or (f) that otherwise, in our reasonable judgment, has or may have material adverse significance with respect to either the value of JOSB or any of its subsidiaries or affiliates or the value of the Shares to us or any of our subsidiaries or affiliates;”

3.              In Section 14 “Conditions of the Offer”, sub-section (iii) is hereby amended and restated in its entirety to read as follows:

“(iii)  any change occurs or is threatened (or any development occurs or is threatened involving a prospective change) in the business, assets, liabilities, financial condition, capitalization,

operations, results of operations or prospects of JOSB or any of its subsidiaries that, in our reasonable judgment, is or may be materially adverse to JOSB or any of its subsidiaries, we would reasonably be expected to become aware of any facts that, in our reasonable judgment, have or may have material adverse significance with respect to either the value of JOSB or any of its affiliates or the value of the Shares to us, or we would reasonably be expected to become aware that any material contractual right or obligation of JOSB or any of its subsidiaries that, in our reasonable judgment, could result in a material decrease in the value of the Shares to us purchased in the Offer;”

4.              In Section 14 “Conditions of the Offer”, sub-section (vi) is hereby amended and restated in its entirety to read as follows:

“(vi)  JOSB or any of its subsidiaries has (a) split, combined or otherwise changed, or authorized or proposed the split, combination or other change of, the Shares or its capitalization, (b) acquired or otherwise caused a reduction in the number of, or authorized or proposed the acquisition or other reduction in the number of, outstanding Shares or other securities, (c) issued or sold, or authorized or proposed the issuance or sale of, any additional Shares, shares of any other class or series of capital stock, other voting securities or any securities convertible into, or options, rights or warrants, conditional or otherwise, to acquire, any of the foregoing (other than the issuance of Shares pursuant to and in accordance with the publicly disclosed terms in effect prior to commencement of the Offer of employee stock options outstanding prior to such date), or any other securities or rights in respect of, in lieu of, or in substitution or exchange for any shares of its capital stock, (d) permitted the issuance or sale of any shares of any class of capital stock or other securities of any subsidiary of JOSB, (e) declared, paid or proposed to declare or pay any dividend or other distribution on any shares of capital stock of JOSB, including without limitation any distribution of shares of any class or any other securities or warrants or rights, (f) altered or proposed to alter any material term of any outstanding security, issued or sold, or authorized or proposed the issuance or sale of, any debt securities or otherwise incurred or authorized or proposed the incurrence of any debt other than in the ordinary course of business, (g) authorized, recommended, proposed or announced its intent to enter into or entered into an agreement with respect to or effected any merger, consolidation, liquidation, dissolution, business combination, acquisition of assets, disposition of assets or relinquishment of any material contract or other right of JOSB or any of its subsidiaries or any comparable event not in the ordinary course of business, (h) authorized, recommended, proposed or announced its intent to enter into or entered into any agreement or arrangement with any person or group that, in our reasonable judgment, has or may have material adverse significance with respect to either the value of JOSB or any of its subsidiaries or affiliates or the value of the Shares to us or any of our subsidiaries or affiliates, (i) adopted, entered into or amended any employment, severance, change of control, retention or other similar agreement, arrangement or plan with or for the benefit of any of its officers, directors, employees or consultants or made grants or awards thereunder, in each case other than in the ordinary course of business, or adopted, entered into or amended any such agreements, arrangements or plans so as to provide for increased benefits to officers, directors, employees or consultants as a result of or in connection with the making of the Offer, the acceptance for payment of or payment for some of or all the Shares by us or our consummation of any merger or other similar business combination involving JOSB (including, in each case, in combination with any other event such as termination of employment or service), (j) except as may be required by law, taken any action to terminate or amend or materially increase liability under any employee benefit plan (as defined in Section 3(2) of the Employee Retirement Income Security Act of 1974) of JOSB or any of its subsidiaries, or we shall have become aware of any such action which was not previously announced, (k) transferred into escrow (or other similar arrangement) any amounts required to fund any existing benefit, employment, severance, change of control or other similar agreement, in each case other than in the ordinary course of business, or (l) amended, or authorized or proposed any amendment to, its certificate of incorporation or bylaws (or other similar constituent documents) or we would reasonably be expected to become aware that JOSB or any of its subsidiaries shall have amended, or authorized or proposed any amendment to any of their respective certificates of incorporation or bylaws (or other similar constituent documents) which has not been previously disclosed;”

5.              In Section 14 “Conditions of the Offer”, sub-section (vii) is hereby amended and restated in its entirety to read as follows:

“(vii) we would reasonably be expected to become aware (a) that any material contractual right of JOSB or any of its subsidiaries has been impaired or otherwise adversely affected or that any material amount of indebtedness of JOSB or any of its subsidiaries (other than indebtedness under its existing indentures) has been accelerated or has otherwise become due or become subject to acceleration prior to its stated due date, in each case with or without notice or the lapse of time or both, as a result of or in connection with the Offer or the consummation by us or any of our subsidiaries or affiliates of a merger or other similar business combination involving JOSB or (b) of any covenant, term or condition in any instrument or agreement of JOSB or any of its subsidiaries that, in our reasonable judgment, has or may have material adverse significance with respect to either the value of JOSB or any of its affiliates or the value of the Shares to us or any of our affiliates (including any event of default that may ensue as a result of or in connection with the Offer, the acceptance for payment of or payment for some or all of the Shares by us or our consummation of a merger or other similar business combination involving JOSB);”

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 10, 2014

THE MEN’S WEARHOUSE, INC.

By:	/s/ Jon W. Kimmins
Name:	Jon W. Kimmins
Title:	Executive Vice President, Chief Financial Officer, Treasurer and Principal Financial Officer

JAVA CORP.

By:	/s/ Jon W. Kimmins
Name:	Jon W. Kimmins
Title:	Executive Vice President, Treasurer and Chief Financial Officer